UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                          (Amendment No.   1  )*



              I-Link Incorporated (formerly Medcross, Inc.)
                             (Name of Issuer)


                      Common Stock, $.007 par value
                      (Title of Class of Securities)


                               449927-10-2
                              (CUSIP Number)

                         Henry Y.L. Toh, Director
                        Four M International, Inc.
                      1980 Post Oak Boulevard, #1850
                             Houston, TX 77056
(Name, address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)


                            November 30, 1997
         (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement: [ ].

                                  SCHEDULE 13D

CUSIP NO. 449927-10-2


1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Four M International, Inc.

2.   Check the appropriate box if a member of a group             (a)[ ]
                                                                  (b)[x]
3.   SEC Use only

4.   Source of Funds

     N/A

5. Check Box if disclosure of legal proceedings is required pursuant to items 2(d) or (e)[ ]

6.   Citizenship or place of organization

     Barbados

                         7.  Sole Voting Power    1,955,238

Number of Shares
Beneficially             8.  Shared voting power  --
Owned by
Each
Reporting                9.  Sole dispositive power        201,480
Person

                        10. Shared dispositive power  1,753,758

11.  Aggregate amount beneficially owned by each reporting person   1,955,238

12.  Check box if the aggregate amount in row (11) excludes certain shares [ ]

13.  Percent of class represented by amount in row (11)

14.  Type of reporting person      CO

Item 1.  Security and Issuer

     This statement relates to the shares of common stock, $.007 par value per share ("Common Stock"), of I-Link Incorporated (formerly Medcross, Inc.), a Florida corporation ("Issuer"). The Issuer's principal executive offices are located at 13751 S. Wadsworth Park Drive, Suite 200, Draper, Utah 84020.

Item 2.  Identity and Background

     Four M International, Inc., a company organized under the laws of Barbados ("Four M") was organized for the purpose of acquiring and holding shares of stock in the Issuer. Four M's principal executive offices are located c/o 1980 Post Oak Boulevard, #1850, Houston, Texas 77056.

     The directors of Four M are Henry Toh and Abe Dunn, both of whom are citizens of the United States, and both of whom disclaim beneficial ownership of the shares described herein.

     None of Four M or any of its executive officers and directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     None of Four M nor any of its executive officers and directors during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Four M and Walnut Capital Corp, a Delaware corporation ("WCC"), Windy City, Inc., a Delaware corporation ("WCI") and Canadian Imperial Bank of Commerce Trust Company (Bahamas) Limited, a trust company organized under the laws of The Commonwealth of the Bahamas, as Trustee ("CIB") (together, Purchasers"), purchased 200,000 shares of Class A Variable Rate Cumulative Convertible Preferred Stock, $10.00 par value per share ("Preferred Stock"), pursuant to a Stock Purchase Agreement, dated February 19, 1992, by and among the Issuer and the Purchasers ("Stock Purchase Agreement"). The Preferred Stock was convertible into Common Stock. The 160,000 shares of Preferred Stock purchased by Four M represented 64% of the voting control of the Issuer at the time of purchase.. The Preferred Stock was purchased for the sum of $2 million. A total of $1.6 million was paid by Four M for the purchase of 160,000 shares of Preferred Stock and the source of such funds was the working capital of Four M.

     Concurrent with the execution by WCC, WCI and CIB of a letter agreement pursuant to which it agreed to sell all of the shares of Class A Preferred Stock owned by it to third parties, the Stock Purchase Agreement was amended on or about January 31, 1996 (a copy of which was filed as Exhibit 10(dd) to the Medcross, Inc. Form SB-2 registration statement, No. 333-17861 (the "Registration Statement") to provide that upon the sale of shares owned by WCC, WCI and CIB, the Stock Purchase Agreement would be cancelled by its terms.

Item 4.  Purpose of Transaction

     The Preferred Stock was acquired by Four M for investment purposes. Four M has no present plans, agreements, understandings or other arrangements to sell, assign or otherwise dispose of all or any part of the Common Stock owned of record except as described herein in Item 6 and except that the shares as to which Four M has sole dispositive power may be sold from time to time pursuant to the Registration Statement.

Item 5.  Interest in Securities of the Issuer

     (a) The 160,000 shares of Preferred Stock were converted to an aggregate of 3,915,570 shares of Common Stock on June 28, 1996. Thereafter, in accordance with transactions described in Item 6 hereof, an aggregate of 1,960,332 shares of such Common Stock have been sold, so that as of the date hereof Four M owns an aggregate of 1,955,238 shares of Common Stock, 1,753,758 shares of which are subject to the terms of the options described in Item 6 hereof.

     (b) Four M has the sole power to vote or direct the vote of an aggregate of 1,955,238 shares (13.6% of the shares outstanding as of November 7, 1997) and sole power to dispose or to direct the disposition of 1,753,758 shares owned subject to options as described in Item 6.

     (c) As described in Item 6, Four M granted certain options to purchase shares to certain parties who are not affiliates of Four M. On December 31, 1996 options to purchase an aggregate of 142,738 shares of Common Stock owned by Four M were exercised at an exercise price of $1.79 per share; in July 1997 options to purchase an additional 250,000 shares of Common Stock were exercised at an exercise price of $2.35 per share; in August 1997 options to purchase an additional 340,109 shares were exercised at an exercise price of $2.45 per share; in September 1997 options to purchase an additional 783,568 shares were exercised at an exercise price of $2.54 per share and options to purchase an aggregate of 441,480 shares expired; in October 1997 options to purchase an additional 10,000 shares were exercised at an exercise price of $1.79 per share; and in November 1997 options to purchase an additional 193,917 were exercised at an exercise price of $1.79 per share. An additional 170,000 shares were sold in October 1997 and 70,000 shares were sold in November 1997 pursuant to the Registration Statement.

     (d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock owned of record by Four M.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On February 21, 1996, Four M granted certain options to purchase shares of the Company owned by Four M exercisable commencing July 1, 1996 (subject to the satisfaction of certain conditions) to purchase 3,915,570 shares of Common Stock. Henry Y.L. Toh, a director of the Issuer, is one of the two directors of Four M. The exercise price of $1.79 per share represents the lesser of 200% of the average of the closing bid and ask price per share of Common Stock for the ten (10) business days preceding July 1, 1996 or $1.79 per share. Commonwealth Associates and affiliates or associates thereof received the right to purchase 545,285 shares of Common Stock prior to December 31, 1996 and 537,500 shares of Common Stock prior to December 31, 1997. Benchmark Equity Group, Inc. received the right to purchase 545,285 shares of Common Stock prior to December 31, 1996 and 537,500 shares prior to December 1997. Certain members of the then management of I-Link Worldwide, Inc., namely, Clay Wilkes, Floyd Wilkes and Alex Radulovic, received the right to purchase an aggregate of 825,000 shares of Common Stock prior to December 31, 1996 and 825,000 shares prior to December 31, 1997. Scott Cook received the right to purchase 100,000 shares prior to December 31, 1996. On April 24, 1996, the Four M Options issued to Mr. Cook were canceled and options were issued as of that date by Four M to Mr. Cook (50,000 shares), S.C. Culbreth (25,000 shares) and John Beardmore (25,000 shares).

     In August 1996 the Four M Options were amended to provide that in the event that $200,000 in principal amount (i.e., exercise proceeds) of the Four M Options have been exercised prior to December 31, 1996, the exercise period of the remaining Four M Options exercisable during 1996 (the "1996 Four M Options") would be extended to September 6, 1997 and the exercise price would be increased by four percent (4%) of the then current exercise price for each 30 day period or portion thereof commencing January 1, 1997 in which the remainder of the 1996 Four M Options are not exercised. Inasmuch as the aggregate amount exercised exceeded $200,000 in principal amount, the exercise period of the remaining Four M Options was extended to September 6, 1997.

     Thereafter, certain of such option holders exercised and/or transferred portions of such options, so that options exercisable until December 31, 1997, at $1.79 are held, to the best knowledge and belief of Four M, as of November 30, 1997, as follows: William Baquet, 240,696 shares; C. Giordano, 10,000 shares; Phyllis Henderson, 20,000 shares; Commonwealth Associates, 231,779 shares; Clay Wilkes, 389,891 shares; Alex Radulovic, 250,000 shares; Floyd Wilkes, 185,000 shares; Scott Cook, 25,000 shares; John Beardsmore, 12,500 shares; R.C. Culbreth, 12,500 shares; Benchmark Equity Group, 356,382 shares; and Carl Shaifer, 20,000 shares.

Item 7.  Material To be Filed as Exhibits

     A.   Form of Four M Option issued in February 1996.

     B.   Form of First Amendment to Four M Option.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  December 17, 1997                          Four M International, Inc.
          Date

                                        By: /s/ Henry Y. L. Toh
                                             Henry Y.L. Toh, Director

                        Four M International, Ltd.             Exhibit A
                         1980 Post Oak Boulevard
                          Houston, Texas  77056



                            February 21, 1996



[Name and address of Option Holder]



  Re:  Option to Acquire Class A Preferred Stock of Medcross, Inc. ("Medcross")

Gentlemen:

     Four M International, Ltd. ("Four M") is the owner of 160,000 shares of Class A Convertible Preferred Stock of Medcross (the "Preferred Stock") and desires to grant to [name of option holder "Option Holder"] an option to acquire the shares of common stock issuable upon conversion of shares of the Preferred Stock (the "Common Stock") at an exercise price equal to the lesser of: (i) 200% of the average of the closing bid and asked prices per share of the Common Stock as quoted on the Nasdaq SmallCap Market for the ten days preceding the initial exercise date set forth below, or (ii) $1.79 per share the (the "Exercise Price"). In light of the foregoing, this letter is intended to set forth the basic terms and conditions of the grant of such option. Counter-execution below by you shall constitute the agreement, acknowledgement and acceptance by Option Holder of the terms and conditions set forth herein.

     1. Grant of Option. Four M hereby grants to Option Holder, subject to the terms and conditions set forth herein, an option to acquire up to __________ shares of Common Stock issuable upon conversion of the Preferred Stock owned by Four M at the Exercise Price as set forth above. Such option shall become exercisable on July 1, 1996, subject to Section 2 below, and shall be exercised by delivery of written notice to Four M of Option Holder's desire to exercise all or a portion of the option granted herein (to the extent the same has become exercisable as set forth in Section 2 below). Upon execution hereof, Four M shall cause the shares of Preferred Stock to be converted into an aggregate of _______ shares of Common Stock. Upon exercise of the option granted herein, Four M shall transfer, deliver and surrender to Option Holder certificates representing all of the shares of Common Stock issuable upon such exercise. Each such certificate shall be properly endorsed in blank or accompanied by a fully executed stock power relating thereto, or new certificates representing the shares of Common Stock shall be issued in the name of Option Holder. Concurrent with delivery of such certificates to Option Holder, Option Holder shall deliver via wire transfer of immediately available funds an aggregate amount equal to the exercise price attributable to the number of shares of Common Stock being acquired upon such exercise of the option.

[Name of Option Holder]
February 21, 1996
Page 8


     2. Option Term; Expiration. The option granted herein shall be exercisable through the close of business on December 31, 1997 to purchase up to _________ shares of Common Stock; provided, however, that Option Holder must exercise its right to acquire an aggregate of ________ shares of such Common Stock on or before the close of business on December 31, 1996. In the event that Option Holder fails to exercise its right to acquire the foregoing shares of Common Stock on or before the close of business on December 31, 1996, Option Holder's right to acquire such shares of Common Stock shall expire unexercised and Option Holder shall thereafter retain only the right to acquire the remaining ________ shares of Common Stock subject hereto through the close of business on December 31, 1997, at which time the option granted herein shall expire altogether if not previously exercised.

     3. Representations and Warranties of Four M. Four M hereby represents and warrants to Option Holder as follows:

          (a) Authorization. Four M has taken all steps necessary and has all the necessary corporate power to enter into this letter agreement, to grant the option described herein and to consummate the transactions contemplated hereby. This letter agreement has been duly and validly executed and delivered by Four M and is the valid and binding obligation of Four M, enforceable against it in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect, or by legal or equitable principles, relating to or limiting creditors' rights generally and except that the remedy of specific performance and injunctive and other forms of equitable relief are subject to certain equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          (b) Capitalization. The number of shares of Preferred Stock owned by Four M as of the date hereof is as set forth herein. The shares of Preferred Stock owned by Four M, to the best knowledge of Four M, have been duly authorized, validly issued and are fully paid and nonassessable. Four M is the sole legal and beneficial owner of the foregoing shares of Preferred Stock.
All of such shares of Preferred Stock are owned free of preemptive rights and free and clear of all claims, liens, pledges, mortgages, charges, security interests, encumbrances and other restrictions and/or limitations of any kind whatsoever. The acquisition of the Preferred Stock by Four M was for such member's own account and was not with a view toward distribution or resale thereof.

          (c) Agreements; Actions. Neither execution and delivery of this letter agreement nor consummation of the transactions contemplated hereby will constitute or cause a violation or breach of any provision of any document, agreement, contract or understanding to which Four M is a party or by which Four M is bound. There is no action, suit, proceeding or investigation pending or threatened which could restrict the ability of Four M to perform its obligations hereunder and there are no grounds for or facts, events or circumstances which could form the basis of any such action that could cause or result in any such

[Name of Option Holder]
February 21, 1996
Page 9


action, suit, proceeding or investigation or which is probable of assertion. Four M is not in default in respect of any judgment, order, writ, injunction or decree of any court or any federal, state, local or other governmental agency, authority, body, board, bureau, commission, department or instrumentality, and execution and delivery of this letter agreement and consummation of the transactions contemplated hereby will not constitute or cause a violation, breach or default of or under any of the foregoing.

     4. Representations and Warranties of Option Holder. Option Holder hereby represents and warrants to Four M as follows:

          (a) Authorization. Option Holder has taken all steps necessary and has all the necessary power to enter into this letter agreement, to receive the option granted herein and to consummate the transactions contemplated hereby. This letter agreement has been duly and validly executed and delivered by Option Holder and is the valid and binding obligation of Option Holder, enforceable against it in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect, or by legal or equitable principles, relating to or limiting creditors' rights generally and except that the remedy of specific performance and injunctive and other forms of equitable relief are subject to certain equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          (b) General Investment Representations. Option Holder understands that: (i) the Preferred Stock (and the Common Stock issuable upon conversion thereof) has not been the subject of registration under the Securities Act of 1933 (the "1933 Act"), the federal securities laws or the laws of any state; (ii) absent an exemption from registration under such laws, the issuance and sale of the Preferred Stock (and the shares of Common Stock issuable upon conversion thereof) would require registration; and (iii) the transactions contemplated hereby are being undertaken in reliance upon exemption from the registration requirements of the 1933 Act.

          (c) Agreements; Actions. Neither execution and delivery of this letter agreement nor consummation of the transactions contemplated hereby will constitute or cause a violation or breach of any provision of any document, agreement, contract or understanding to which Option Holder is a party or by which Option Holder is bound. There is no action, suit, proceeding or investigation pending or threatened which could restrict the ability of Option Holder to perform its obligations hereunder and there are no grounds for or facts, events or circumstances which could form the basis of any such action that could cause or result in any such action, suit, proceeding or investigation or which is probable of assertion. Option Holder is not in default in respect of any judgment, order, writ, injunction or decree of any court or any federal, state, local or other governmental agency, authority, body, board, bureau, commission, department or instrumentality, and execution and delivery of this letter agreement and consummation of the transactions

[Name of Option Holder]
February 21, 1996
Page 10


contemplated hereby will not constitute or cause a violation, breach or default of or under any of the foregoing.

     5. Registration. Medcross shall prepare and file or cause to be prepared and filed, at itsexpense and as soon as practicable after execution hereof (but in no event later than 90 days thereafter), a registration statement under the Securities Act of 1933 with the Securities and Exchange Commission (the "SEC") relating to the reoffer and resale of the shares of Common Stock subject hereto and shall use its best efforts to cause the same to be declared effective as soon as possible thereafter. Medcross shall keep any such registration statement effective for a period of 120 days after declaration of effectiveness by the SEC. In the event that Medcross shall fail to file the foregoing registration statement with the time set forth above, it shall include for registration the shares of Common Stock subject hereto in the first registration statement filed by Medcross thereafter. Notwithstanding the foregoing, in the event that Medcross determines to register the offer and sale of any of its securities pursuant to an underwritten offering and the underwriter thereof so requests, Option Holder hereby agrees to refrain from selling the securities subject hereto for a period of up to twelve months from the date of effectiveness of any such registration statement.

     6. Assignment. Neither of the parties to this letter agreement shall have the authority to assign its respective rights or obligations hereunder without the prior written consent of the other party hereto, which consent shall not be unreasonably withheld.

     7. Termination. This letter agreement may not be terminated by either of the parties hereto for any reason other than expiration hereof by its terms. This letter agreement shall have full force and effect and shall be the binding obligations of the parties hereto.

     8. Fees and Expenses. Except as otherwise set forth herein, each of the parties hereto will be responsible for payment of its own expenses incurred in connection with the execution, delivery and performance of this letter agreement and for all matters relating to consummation of the transactions contemplated hereby.

     9. Modification, Amendment and Waiver. The provisions hereof may be amended, modified or waived by mutual consent of the parties hereto; provided however, that any such amendment, modification or waiver must be in writing and must be signed by each of the parties hereto.

     10. Brokers. Each of the parties hereto hereby acknowledges that no broker or finder has been engaged by it or on its behalf in connection with execution of this letter or consummation of the transactions contemplated hereby. The parties hereto hereby agree to indemnify one another against the claims of any broker or finder who claims through any of the parties as an indemnifying party hereunder.

[Name of Option Holder]
February 21, 1996
Page 11


     11. Entire Agreement. This letter agreement sets forth the entire agreement and understanding between the parties hereto with respect to the transactions contemplated hereby and supersedes any and all prior agreements and/or understandings with respect to such transactions, whether written or oral.

     12. Governing Law. This letter agreement shall be governed by and construed in accordance with the laws of the State of Florida without regard to such jurisdiction's principles of conflicts of laws.

     13. Notices. Any notice, request, instruction or other document required to be given hereunder by any party hereto shall be in writing and shall be delivered personally, by facsimile transmission or telex, or sent by registered, certified or express mail, postage prepaid and addressed as follows:

          If to Option Holder:     [Name and Address of Option Holder]



          If to Four M:            Mr. Henry Y.L. Toh
                                   Four M International, Ltd.
                                   1980 Post Oak Boulevard
                                   Houston, Texas  77056
                                   Phone:      (713) 622-3866
                                   Facsimile:  (713) 942-9888

          with a copy to:          Ralph V. De Martino, Esq.
                                   De Martino Finkelstein Rosen & Virga
                                   1818 N Street, N.W., Suite 400
                                   Washington, D.C.  20036
                                   Phone:         (202) 659-0494
                                   Facsimile:     (202) 659-1290

or to such other persons or addresses as may be designated in writing by the party to whom such notice, request or instruction is to be sent. If sent as directed herein, the date of mailing or facsimile transmission shall be the date on which any such notices, request or instruction shall be deemed to have been delivered.

     14. Counterparts. This letter agreement may be executed in counterparts, each of which shall be an original, but all of which shall constitute one and the same letter agreement.

     15. Severability. The provisions of this letter agreement shall be considered severable in the event that any of such provisions are held by a court of competent jurisdiction to be invalid, void or

[Nmae of Option Holder]
February 21, 1996
Page 12


otherwise unenforceable. Such invalid, void or otherwise unenforceable provisions shall be automatically replaced by another provision or provisions which are valid and enforceable and which are as similar as possible in term and intent to those provisions deemed to be invalid, void or otherwise unenforceable. Notwithstanding the foregoing, the remaining provisions hereof shall remain enforceable to the fullest extent permitted by law.

     16. Headings. The headings set forth herein are inserted for convenience of reference only. Such headings shall not be deemed to constitute a part hereof.

                                * * * * *

     Execution below shall constitute agreement, acknowledgement and acceptance of the terms and conditions set forth above. Upon counter-execution hereof, this letter agreement shall be deemed to be effective and binding as of the date hereof. Please counter-execute this letter agreement in the space provided below and thereafter return the same to Four M by facsimile transmission and by overnight mail/delivery service.

                                        Four M International, Ltd.


                                        By:  _________________________
                                             Henry Y.L. Toh


Agreed to and Accepted
this 21st day of February, 1996:

Option Holder


By:  ________________________________



Medcross, Inc.


By: _______________________________
     Henry Y.L. Toh

                                                                   EXHIBIT B
                        Four M International, Ltd.
                         1980 Post Oak Boulevard
                          Houston, Texas  77056



                            August ____, 1996


 [Name and address of Option Holder]


 Re:  Amendment to Option to Acquire Class A Preferred Stock of Medcross, Inc.

Gentlemen:

     On or about February 21, 1996 Four M International, Ltd. ("Four M") granted options (the "Four M Options") to purchase an aggregate of 3,915,570 shares of Common Stock of Medcross, Inc. ("Medcross") to Commonwealth Associates and certain affiliates or associates thereof, members of management of ILINK and Benchmark, including options held by you (collectively, the "Four M Optionholders"). Of such Four M Options, options to purchase an aggregate of 2,011,678 shares are exercisable from July 1, 1996 through December 31, 1996 (the "1996 Four M Options") and options to purchase an aggregate of 1,903,892 shares are exercisable from July 1, 1996 through December 31, 1997. This letter is intended to set forth our understanding of the modification of certain of the terms and conditions of such Four M Options, including the terms of the Four M Option held by you.

     In consideration of the sum of $10.00 and other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the Four M Option heretofore granted to you is hereby amended as follows:

     In the event that $200,000 in principal amount (i.e., exercise proceeds) of the Four M Options have been exercised prior to December 31, 1996 (the "Partial Exercise"), the exercise period relating to the remaining 1996 Four M Options will be extended to a date which is twelve (12) months from the final closing of the Medcross private offering of Class C Preferred Stock. In addition, in the event of such Partial Exercise, for every thirty (30) day period or portion thereof commencing January 1, 1997 in which the remainder of the 1996 Four M Options are not exercised, the minimum exercise price of the 1996 Four M Options (presently $1.79 per share) shall be increased by four percent (4%) of the then current exercise price. In the event of such extension, it is our understanding that the 1996 Four M Options shall be exercisable at the following prices:

[Name of Option Holder]
August  ___, 1997
Page 2





               Period                                  Price

January 1, 1997 through January 31, 1997               $1.86
February 1, 1997 through February 28, 1997              1.93
March 1, 1997 through March 31, 1997                    2.01
April 1, 1997 through April 30, 1997                    2.09
May 1, 1997 through May 31, 1997                        2.17
June 1, 1997 through June 30, 1997                      2.26
July 1, 1997 through July 31, 1997                      2.35
August 1, 1997 through August 31, 1997                  2.45


     All other terms and conditions of the Four M Options shall remain unchanged.

     Execution below shall constitute agreement, acknowledgment and acceptance of the modification of the terms and conditions of the Four M Options as set forth above. Upon counter-execution hereof, this letter agreement shall be deemed to be effective and binding as of the date hereof. Please counter-execute this letter agreement in the space provided below and thereafter return the same to Four M by facsimile transmission and by overnight mail/ delivery service.

                                        Four M International, Ltd.


                                        By: __________________________
                                             Henry Y.L. Toh, Director


Agreed to and Accepted
this ______ day of August, 1996:

[Option Holder]

By: ________________________________